Exhibit 99.3

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093, Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

Vedanta Limited reports highest ever first quarter consolidated EBITDA of ₹10,741 crore

Mumbai, July 28, 2022: Unaudited Consolidated Results for the First Quarter ended 30th June 2022.

Financial Highlights –

•	Consolidated Revenue of ₹38,251 crore, up 36%YoY

•	Achieved best-ever 1Q EBITDA of ₹10,741 crore, up 7%YoY

•	Strong Industry leading EBITDA margin[1] of 32%

•	Profit after tax (PAT) at ₹5,592, up 6%YoY

•	Return on capital employed improved 780bps YoY to ~30%

•	Net Debt/EBITDA at 0.6x, maintained at low levels

•	Strong liquidity position with cash and cash equivalent at ₹34,342 crore

•	1st interim dividend of ₹31.5/share

•	2nd Interim dividend of ₹19.5/share declared in Jul’22, record YTD July’22 dividend yield of 15.4%*

Shareholder value creation –

Vedanta is focussed towards – a) sustaining & improving asset quality, b) delivering stable and reliable performance, and c) creating long term sustainable shareholder value. We remain committed to improve margins, increase free cash flow generation, and thereby increase shareholders’ returns. Vedanta continues to have one of the best dividend yield among peers. We have declared dividend of ₹31.50 per share in April 2022 and ₹19.50 per share in July 2022, which together translates into a record YTD July’22 dividend yield of 15.4%*. This is in line with strong operational outcomes, enabled by our efforts to improve productivity and efficiency through technology and digitalization.

Operational Highlights 1QFY23 –

•	Continued strong operating performance across key businesses

•	Aluminium:

•	Aluminium production at 565kt, up 3%YoY

•	Alumina production at 485kt, up 1%YoY

•	Zinc India:

•	Mined metal production at 252kt, up 14%YoY

*	Based on average of 31st March 2022 closing price and 25th July’22 closing prices

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 1 of 6
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the first quarter ended 30th June 2022

•	Highest ever 1Q refined metal production of 260kt, up 10%YoY

•	Silver production at 177 tonnes, up 10%YoY

•	Zinc International:

•	Record quarterly metal in concentrate production at Gamsberg of 53kt, up 14%YoY

•	Oil & Gas:

•	Average gross operated production of 148 kboepd, down 10%YoY due to natural decline was largely offset by infill wells and gas production

•	Iron Ore:

•	Production of saleable ore at Karnataka of 1.26 million tons, down 14%YoY

•	Pig iron production of 189 kt, up 6%QoQ

•	Continued engagement with the Stakeholders for resumption of Goa mining

•	Steel:

•	Saleable production at 269kt, down 7%YoY

•	Hot metal capacity increased by 0.2 MTPA in 1QFY23

•	FACOR:

•	Highest ever quarterly ore production of 140 kt, up 14%YoY

•	Copper India:

•	Due legal process is being followed to achieve a sustainable restart of the operations

ESG Highlights –

•	Completed internal carbon pricing, climate risk assessment, scope -3 emission inventorization

•	Cairn signed contract to harness geothermal energy from its re-purposed Oil and Gas wells

•	Jharsuguda deployed India’s largest fleet of electric forklifts

•	India’s 1st Battery Electric Vehicle (BEV) in UG Mine introduced at HZL’s Zawar mine

•	Signed agreements with more cement companies to use High Volume Low Toxicity (HVLT) waste streams (Fly-ash; Red-Mud) as raw material

•	Indicator of industry leading people practices:

•	Great place to work certified

•	29% women in decision making bodies

•	Employed 9 transgender in workforce

Mr Sunil Duggal, Chief Executive Officer, Vedanta, said “I am pleased to report that we have started FY23 with strong performance, underpinned by our world class assets and strength of our business model. We recorded best-ever 1Q EBITDA of ₹10,741 crore and PAT of ₹5,592 crore despite inflationary cost pressures. This year, our key priorities will be delivery on committed volumes, timely execution of projects for growth, value addition, vertical integration & cost reduction across our key businesses, and proactive commodity price risk management. We are continuing work on our renewed ESG purpose of “Transforming for Good”. We have increased the number of women in decision-making bodies to 29% and are also among the few Indian companies that have actively recruited members from the transgender community as part of our workforce. I am also happy to inform that we will start reporting our Scope 3 emission from FY22 Sustainability report, three years before our stated timeline. We strongly believe in ‘Atmanirbhar Bharat Abhiyan’ to make India self-reliant. We are one of the highest contributors to the national exchequer. We are the only domestic private player contributing 25% of India’s Oil & Gas production.”

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 2 of 6
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the first quarter ended 30th June 2022

Consolidated Financial Performance –

(In ₹ crore, except as stated)

	Q1%			Q4%		FY
Particulars	FY2023	FY2022	Change	FY2022	Change	FY2022
Net Sales/Income from operations	38,251	28,105	36%	39,342	(3%)	1,31,192
Other Operating Income	371	308	21%	480	(23%)	1,541
EBITDA	10,741	10,032	7%	13,768	(22%)	45,319
EBITDA Margin[1]	32%	41%	—	39%	—	39%
Finance cost	1,206	1,182	2%	1,333	(10%)	4,797
Investment Income	583	726	(20%)	520	12%	2,341
Exploration cost write off[2]	62	—	—	—	—	—
Exchange gain/(loss) - (Non operational)	(332)	(50)	—	(45)	—	(235)
Profit before Depreciation and Taxes	9,724	9,525	2%	12,911	(25%)	42,627
Depreciation & Amortization	2,464	2,124	16%	2,379	4%	8,895
Profit before Exceptional items	7,260	7,401	(2%)	10,531	(31%)	33,732
Exceptional Items Credit/(Expense)[3]	—	(230)	—	(336)	—	(769)
Profit Before Tax	7,260	7,171	1%	10,195	(29%)	32,964
Tax Charge/ (Credit)	1,668	1,969	(15%)	2,962	(44%)	9,433
Tax on Exceptional items/ (Credit)	—	(81)	—	(28)	—	(178)
Profit After Taxes before exceptional items	5,592	5,431	3%	7,570	(26%)	24,299
Profit After Taxes	5,592	5,282	6%	7,261	(23%)	23,709
Minority Interest	1,172	1,059	11%	1,463	(20%)	4,908
Basic Earnings per Share (₹/share)	11.92	11.40	5%	15.65	(24%)	50.76
Basic EPS before Exceptional items	11.92	11.72	2%	16.26	(27%)	52.05
Exchange rate (₹/$) - Average	77.06	73.76	4%	75.17	3%	74.46
Exchange rate (₹/$) - Closing	78.83	74.28	6%	75.59	4%	75.59

1.	Excludes custom smelting at Copper business
2.	Pertains to unsuccessful exploration wells write off Open Acreage Licensing policy (OALP) blocks at Cairn
3.	Exceptional items Gross of Tax
4.	Previous period figures have been regrouped or re-arranged wherever necessary to conform to current period’s presentation

•	Revenue:

•	1QFY23 Revenue increased by 36%YoY to ₹38,251 crore; supported by higher sales volume across businesses, commodity prices and strategic hedging gains.

•	EBITDA and EBITDA Margin:

•

1QFY23 EBITDA increased by 7%YoY to ₹10,741 crore in line with improved operational performance, commodity prices and strategic hedging gains, was partially offset by higher cost of production amidst input commodity inflation.

•	Strong EBITDA margin[1] of 32% in 1QFY23.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 3 of 6
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the first quarter ended 30th June 2022

•	Depreciation & Amortization:

•	1QFY23 Depreciation & amortisation increased by 16%YoY to ₹2,464 crore, mainly due to higher depletion charge in Oil & Gas and higher ore production at Zinc India.

•	Finance Cost:

•

1QFY23 Finance cost increased 2%YoY to ₹1,206 crore, mainly due to increase in average borrowings, partially offset by reduction in average interest rate of borrowings. Finance cost was down 10%QoQ due to onetime charges paid in 4QFY22 and lower average interest rate in 1QFY23, which was partially offset by increase in average borrowings.

•	Investment Income:

•	1QFY23 Investment Income decreased 20%YoY to ₹583 crore, mainly due to Mark to Market movement. It was up 12%QoQ due to change in Investment mix.

•	Taxes:

•

1QFY23 normalized Effective tax rate (ETR) was 23% compared to 27% (excluding tax on exceptional items of ₹81 crore) in 1QFY22 and 28% (excluding tax on exceptional items of ₹28 crore) in 4QFY22 on account of one-time impact of MAT (minimum alternate tax) Asset recognition of ₹505 crore.

•	Profit after Tax (PAT) and Earnings per Share (EPS):

•	1QFY23 Profit after Tax was at ₹5,592 crore, up 6%YoY.

•	EPS for 1QFY23 was at ₹11.92 per share compared to ₹11.40 per share in 1QFY22.

•	Leverage, liquidity, and credit rating:

•	Gross debt increased by ₹8,031 crore in 1QFY23 to ₹61,140 crore as on 30th June 2022

•	Net debt increased by ₹5,820 crore in 1QFY23 to ₹26,799 crore on 30th June 2022

•

Cash and cash equivalents position remain strong at ₹34,342 crore. The Company follows a Board-approved investment policy and invests in high quality debt instruments with mutual funds, bonds, and fixed deposits with banks.

•	The company has investment grade credit; rated ‘AA’ with stable outlook by both CRISIL and India Ratings.

Key Recognitions –

Vedanta has been consistently received various awards and accolades. Few recognitions received during 1QFY23 are:

•	VAL - J and BALCO awarded with ‘Excellence in Fly-ash Utilization’ awards for efficient management of fly-ash by both Thermal Power Plant and Captive Power Plant by ‘Mission Energy Foundation’

•	Cairn awarded with the ‘India Sustainability Award’ under ‘social performance’ category by the ‘India CSR Forum’

•	Hindustan Zinc’s Dariba Smelting complex and Zinc Smelter Debari won the coveted “Green Company Rating” by CII and Rajasthan State Pollution Control Board.

•	HZL’s Rampura Agucha Mine won 2 awards at Green Maple foundation pinnacle - Energy Conservation award and Water Conservation award

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 4 of 6
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the first quarter ended 30th June 2022

•	VAL - J awarded with ‘CSR Program of the Year Award’ at Odisha Business Leader of the Year Awards 2022

•	HZL awarded with ‘Master of Risk award in fraud prevention & ethics management’ at India Risk Management Awards

•	Vedanta’s Value-Added Business (VAB) conferred with prestigious IMC RBNQA performance excellence award in manufacturing category at IMC Chamber of commerce and Industry

•	HZL won “People First HR Excellence award 2022”

•	Cairn awarded with ‘Platinum Award in Occupational Health & Safety 2022 ‘by ‘Grow Care India’

•	Sterlite Copper won “Global HR Excellence Award 2022” for best use of HR practices in employee engagement at Best Employer Brand Award 2022

•	BALCO awarded with ‘Platinum Award for Safety’ at the CII National Safety Practices Competition

Results Conference Call –

Please note that the results presentation is available in the Investor Relations section of the company website https://www.vedantalimited.com/Pages/FinancialReports.aspx

Following the announcement, a conference call is scheduled at 5:30 PM (IST) on July 28, 2022, where the senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event	Telephone Number
Earnings conference call on July 28, 2022, from 5:30 - 6:30 PM (IST)	Universal Dial-In	+91 22 6280 1114; +91 22 7115 8015
	India National Toll Free	1 800 120 1221

	International Toll Free*
		Canada	01180014243444
		Hong Kong	800964448
		Japan	00531161110
		Netherlands	08000229808
		Singapore	8001012045
		UK	08081011573
		USA	18667462133

	International Toll*
		HongKong	+852 30186877
		Japan	+81 345899421
		Singapore	+65 31575746
		South Africa	+27 110623033
		UK	+44 2034785524
		USA	+1 3233868721

Online Registration Link	https://services.choruscall.in/DiamondPassRegistration /register?confirmationNumber=9550017&linkSecurityString=2a560d1260

Call Recording	Will be available on website July 29, 2022, onwards

*	In case of dial-ins from any other country, please use the online registration link for relevant dial in numbers

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 5 of 6
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the first quarter ended 30th June 2022

About Vedanta Limited:

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading Oil & Gas and Metals company with significant operations in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, and Aluminium & Power across India, South Africa and Namibia. For two decades, Vedanta has been contributing significantly to nation building. Governance and sustainable development are at the core of Vedanta’s strategy, with a strong focus on health, safety, and environment. Vedanta has put in place a comprehensive framework to be the ESG leader in the natural resources sector. Vedanta is committed to reducing carbon emissions to zero by 2050 or sooner and has pledged $5 billion over the next 10 years to accelerate the transition to net zero operations. Giving back is in the DNA of Vedanta, which is focused on enhancing the lives of local communities. The company’s flagship social impact program, Nand Ghars, have been set up as model anganwadis focused on eradicating child malnutrition, providing education, healthcare, and empowering women with skill development. Under the aegis of the Anil Agarwal Foundation, the umbrella entity for Vedanta’s social initiatives, the Vedanta group has pledged Rs 5000 crore over the next five years on social impact programs with a thrust on nutrition, women & child development, healthcare, animal welfare, and grass-root level sports. Vedanta and the group companies company have been featured in Dow Jones Sustainability Index 2020, and was conferred Frost & Sullivan Sustainability Awards 2020, CII Environmental Best Practices Award 2020, ICSI National Award 2020 for excellence in Corporate Governance, People First HR Excellence Award 2020 and certified as a Great Place to Work 2021 and 2022. Vedanta’s flagship Nand Ghar Project was identified as best CSR project by Government of Rajasthan. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India.

For more information, please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional, and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

For any Investor enquiries, please contact:

Mr. Sandep Agrawal, Vice President - Investor Relations (Sandep.Agrawal@vedanta.co.in)

For any media queries, please contact:

Mrs. Ritu Jhingon, Group Director – Communications (Ritu.Jhingon@vedanta.co.in)

Mr. Abhinaba Das, Group Head - Media Relations (Abhinaba.Das@vedanta.co.in; +91-9820426346)

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 6 of 6
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394